Planet Image International Limited

January 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner

Re:	Planet Image International Limited Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 14, 2021 CIK 0001868395

Dear Ms. Barberena-Meissner:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 20, 2022 regarding its Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted on January 14, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 5 to the Draft Registration Statement on Form F-1 (“Amendment No. 5 to the Draft Registration Statement”) is being submitted confidentially to accompany this response letter.

Amendment No.4 to Draft Registration Statement on Form F-1

Cover Page

1. We note you disclose that your Class A ordinary shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for three consecutive years. Please revise here, and elsewhere when discussing the Holding Foreign Companies Accountable Act or Accelerating Holding Foreign Companies Accountable Act, to disclose that all trading of your securities may be prohibited, including “over-the-counter” trading, in such circumstances.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and page 26 of Amendment No. 5 to the Draft Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC